EXHIBIT 99.3

MANAGEMENT’S DISCUSSION & ANALYSIS

NINE MONTHS ENDED DECEMBER 31, 2012

Cream Minerals Ltd.
Management's Discussion & Analysis
Three and Nine Months Ended December 31, 2012

Forward Looking Statements		2
Cautionary Note to United States Investors Concerning Mineral Reserves And Resources		3
1.1	Date of Management Discussion and Analysis	4
1.2	Overview	4
1.21	Nuevo Milenio Silver – Gold Project, Mexico	5
1.22	Kaslo Silver Property, British Columbia	5
1.23	Goldsmith and Lucky Jack Properties, British Columbia	6
1.24	Wine Nickel-Copper Property, Manitoba	6
1.25	Stephens Lake and Stephens Trout Properties, Manitoba	6
1.26	Blueberry Property, Manitoba	6
1.3	Results of Operations	6
1.4	Summary of Quarterly Results	8
1.5	Liquidity and Capital Resources	9
1.6	Off Statement of Financial Position Arrangements	10
1.7	Transactions with Related Parties	11
1.8	Critical Accounting Estimates and Judgments	12
1.9	Changes In Accounting Policies	13
1.10	Internal Controls Over Financial Reporting	13
1.11	Financial Instruments and Other Instruments	13
1.12	Risks and Uncertainties	16
1.13	Additional Disclosure for Venture Issuers without Significant Revenue	19
1.14	Outstanding Share Data	19

Cream Minerals Ltd.
Management's Discussion & Analysis
Three and Nine Months Ended December 31, 2012

This document constitutes Management’s Discussion and Analysis of the financial and operational results of Cream Minerals Limited (“Cream” or the “Company”) for the nine months ended December 31, 2012.  This MD&A supplements, but does not form part of the condensed consolidated interim financial statements of the Company for the nine months ended December 31, 2012, and should be read in conjunction with the annual audited consolidated financial statements of Cream for the years ended March 31, 2012 and 2011 and the related notes thereto.  All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

Unless indicated otherwise, all financial data in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

FORWARD LOOKING STATEMENTS

Certain statements in this MD&A, other than statements of historical fact, constitute “forward-looking information” within the meaning of Canadian securities legislation, and the United States Private Securities Litigation Reform Act of 1995.  “Forward-looking information” includes, but is not limited to, statements with respect to potential mineralization and  geological merits of the Nuevo Milenio project and the Company's other exploration projects, statements about the Company’s review of strategic alternatives to maximize shareholder value and the appointment of a Special Committee; the Company’s independent technical report on the Nuevo Milenio project filed on SEDAR on October 2, 2012 (the “October 2012 Report”); the BCSC review of the October 2012 Report; the engagement of Watts, Griffis and McOuat Limited to co-author a new independent 43-101 compliant technical report on the Nuevo Milenio project; the anticipated timing of, and completion and filing of, a new independent 43-101 compliant technical report on the Nuevo Milenio project;  the Company's future plans, exploration and drilling programs, objectives, business strategy, budgets, projected costs, financial results, and requirements for additional capital.  In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects”, “contemplates”, “budget”, “possible”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “believes”, or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking information is based on assumptions regarding future events and other matters and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information.  Assumptions on which forward-looking information in this MD&A is based include the assumption that the Company can complete and file a new independent 43-101 compliant technical report on the Nuevo Milenio project, the assumption that strategic alternatives are available to the Company, the assumption the Company will continue as a going concern and will continue to be able to access the capital required to advance its projects and continue operations.  Risks and uncertainties  include, among others: the possibility that the Company may not be able to complete and file a new independent 43-101 compliant technical report on the Nuevo Milenio project in the anticipated timeframe, or at all; the possibility the Company may not be able to remove itself from the reporting issuer default list maintained by the BCSC; the possibility that the Company’s shares are cease traded; the possibility that the Company may not be able to resolve the concerns raised by the BCSC with respect to the October 2012 Report in a timely manner, or at all; inherent risks involved in the exploration and development of mineral properties; uncertainties involved in interpreting drill results and other exploration data; potential for delays in exploration activities;

Cream Minerals Ltd.
Management's Discussion & Analysis
Three and Nine Months Ended December 31, 2012

geology, grade and continuity of mineral deposits; possibility that future exploration results may not be consistent with the Company's current expectations; the possibility that no strategic alternatives will be available to the Company; reduction in future prices of precious metals; currency fluctuations; accidents, labor disputes and other risks associated with the mining industry; delays in obtaining governmental approvals; uncertainties relating to the availability and costs of financing required in the future; events adversely affecting the cash resources and estimated cash availability; and competition and loss of key employees.  Other risks and uncertainties are discussed throughout this MD&A and, in particular, in the section below entitled “Risks and Uncertainties”.

In making the statements in this MD&A containing forward-looking information, the Company has applied several material assumptions, including but not limited to, assumptions regarding the ability of the Company to obtain, on reasonable terms, the necessary financing to complete the exploration and development of its property interests, as well as the future profitable production or proceeds from the disposition of the Company's exploration and evaluation assets.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.

The Company disclaims any intention or obligation to update or revise the forward-looking information in this MD&A, whether as a result of new information, events or otherwise, except as required by applicable securities legislation.  Accordingly, readers are cautioned not to put undue reliance on forward-looking information.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING MINERAL RESERVES AND RESOURCES

This MD&A uses the terms ‘mineral reserves’, ‘measured resources’, ‘indicated resources’ and ‘inferred resources’, which are Canadian mining terms defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”), and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves adopted by the CIM Council, as amended.  Such definitions differ from those outlined in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7, and the definitions of resources are not recognized and are not permitted to be used in reports and registration statements filed with the SEC.  As such, information contained in this document containing descriptions of mineralization and reserves and resources under Canadian standards may not be comparable to similar information made by U.S. companies subject to reporting and disclosure requirements of the SEC.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted to reserves.  In addition, “inferred resources” have a great amount of uncertainty as to their existence and economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred resource” will ever be upgraded to a higher category.  Under NI 43-101, estimates of “inferred resources” may not form the basis of an economic study, or “feasibility study” or “pre-feasibility study” as defined in NI 43-101, except for a “preliminary assessment” as defined under NI 43-101.  U.S. investors are cautioned not to assume that part or all of an “inferred resource” exists, or is economically or legally mineable.

Cream Minerals Ltd.
Management's Discussion & Analysis
Three and Nine Months Ended December 31, 2012

1.1	DATE OF THE MD&A

The MD&A was approved by the Board of Directors on February 26, 2012.

1.2	OVERVIEW

Cream is a junior resource company engaged in the exploration and development of a silver-gold property in Mexico.  The Company maintains a portfolio of three additional early stage exploration properties in Canada and a joint interest in a fourth property.  Cream was incorporated on October 12, 1966 in the Province of British Columbia under the Business Corporations Act of British Columbia.

The Company’s business strategy is to acquire early stage silver and gold properties and advance them.  Cream’s property in Mexico, the 100% owned Nuevo Milenio silver-gold project (“Nuevo Milenio”), is the Company’s primary project.  Additionally, Cream has a portfolio of three mineral properties in Canada, in which the Company either has a 100% interest or has optioned, as well as a joint interest in a fourth Canadian property.  Cream maintains its corporate office in Vancouver, BC, an administrative office in Durango, Durango State Mexico and a field office in Tepic, Nayarit State Mexico.  Cream has a Mexican subsidiary, Cream Minerals de Mexico, S.A. de CV.

The Company’s common shares trade on the TSX Venture Exchange, the OTCQB, (an electronic trading platform maintained by the OTC Markets Group) and the Frankfurt Exchange.

Cream’s consolidated loss for the three months ended December 31, 2012 was $538,312 or $0.00 per share compared to Cream’s consolidated loss of $597,791 or $0.01 per share in the three months ended December 31, 2011.

Cream’s consolidated loss for the nine months ended December 31, 2012 was $1,403,620 or $0.01 per share compared to Cream’s consolidated loss of $4,347,363 or $0.03 per share in the nine months ended December 31, 2011.

Following completion of a drill program comprised of 20,292 metres of in-fill and exploration drilling at the Company's Nuevo Milenio project during 2011 (the “2011 Drill Program”), the Company engaged an independent consulting firm to prepare an independent NI 43-101-compliant resource estimate based on review of our previously compiled exploration data as well as exploration data collected during the 2011 Drill Program.

On October 2, 2012, the Company filed on SEDAR an independent technical report in respect of the mineral resource estimate on the Company's Nuevo Milenio silver project.  The British Columbia Securities Commission (the “BCSC”) has advised the Company that the BCSC has reviewed the Report and considers it to be materially deficient under the requirements of NI 43-101.  The Company has not previously filed an independent technical report.  As a result, the public should not rely on the Company's previously disclosed mineral resource estimates (or any such estimates) on the Nuevo Milenio project until the mineral resource estimates are supported by a compliant NI 43-101 technical report. The Company has engaged Watts, Griffis and McOuat Limited to co-author a new 43-101 technical report to address the concerns raised by the BCSC. The Company anticipates that a new 43-101 technical report on the Nuevo Milenio project will be completed before the financial year end.

The Board of Directors initiated a review of Cream’s strategic alternatives intended to maximize shareholder value and a Special Committee of independent directors (the “Special Committee”) was appointed in the first quarter of the fiscal year.

Cream Minerals Ltd.
Management's Discussion & Analysis
Three and Nine Months Ended December 31, 2012

Mexico Property

1.21	Nuevo Milenio Silver-Gold Project, Mexico

The 100% owned Nuevo Milenio encompasses 2,560 hectares (Ha) and is located in Nayarit State, Mexico.  Nuevo Milenio is 27 kms driving distance (24 kms by highway and paved secondary roads, 3 kms by dirt road) from Tepic, the capital of Nayarit State.  Tepic is an important commercial centre with a population of over 300,000 people located 150 km’s northeast of Puerto Vallarta.  Cost effective access to infrastructure is an important feature of Nuevo Milenio with easy access to power lines, water, a railway, highways, and an airport.

The Company has suspended all exploration activity at Nuevo Milenio pending the filing of an up-dated 43-101 compliant technical report and the outcome of the review of strategic alternatives.  The Company will continue to keep the property in good standing by paying all property taxes and ensuring all State and Federal Mexican government regulations are adhered to and all required reports are filed on time.  In addition, access to the property will be maintained to facilitate site visits.

Expenditures incurred by the Company on Nuevo Milenio in the nine months ended December 31, 2012 (December 31, 2011 amounts in parentheses) amounted to $471,427 ($2,594,745) and are made up of the following: assays and analysis - $2,624 ($138,058); drilling - $Nil ($1,997,466); geological and geophysical - $225,891 ($194,569); site activities - $227,631 ($247,613); and travel and accommodation - $15,281 ($17,039).

Until the Company files a new 43-101 technical report, which is underway, the Company has no mineral resource estimates for the Nuevo Milenio project that can be relied upon.

Canadian Properties

Cream’s Canadian property portfolio is comprised of three properties, two in BC, one in Manitoba and a joint interest in a fourth property in Manitoba.  All of the properties are at an early exploration stage.  All of the properties are inactive as the Company had committed its exploration working capital to the development of the Nuevo Milenio property.

1.22	Kaslo Silver Property, British Columbia

The 100% owned 4,000 Ha Kaslo Silver Property (“Kaslo”), a silver target, hosts eleven historic high-grade silver deposits within 14 kilometres of sub-parallel shear zones.  Nine high-grade silver-lead-zinc mines operated on the Kaslo Property at various times from 1895 to 1966.  The property is located 12 kilometres west of Kaslo in southern British Columbia.

Ms. Linda Dandy, P.Geo, of P&L Geological Services, has supervised the Company’s previous exploration programs summarized above and is the Company’s supervisor and “Qualified Person” with respect to this property for the purpose of NI 43-101.

Cream Minerals Ltd.
Management's Discussion & Analysis
Three and Nine Months Ended December 31, 2012

1.23	Goldsmith and Lucky Jack Properties, British Columbia

The Company holds a 100% interest in the Goldsmith Property comprised of the Goldsmith and Lucky Jack Properties located near Kaslo, British Columbia.  The property has been written down to $Nil as there are no plans to continue with exploration.

Ms. Dandy is the Company’s supervisor and “Qualified Person” with respect to this property for the purpose of National Instrument 43-101.

1.24	Wine Nickel-Copper Property, Manitoba

The 100% owned Wine Claim is located approximately 60 kilometres south of Flin Flon, Manitoba.  The Wine claim is a high grade nickel-copper target.  Exploration work conducted in 2007 by Cream returned good values for nickel, copper and other metals.  The property is subject to a 2.0% NSR royalty payable to the optionor from the production of gold, silver and all base metals and other minerals.  The Company has the right to reduce the NSR royalty to 1.0% by making a payment of $1,000,000 to the optionor at any time up to and including the commencement of commercial production.  No significant exploration work is planned for the year ended March 31, 2013.

Mr. A. J. Spooner, P.Eng, of A.J. Spooner Exploration Services, Inc. of Flin Flon, Manitoba, is the Qualified Person with respect to this property for the purpose of National Instrument 43-101.

1.25	Stephens Lake and Stephens Trout Properties, Manitoba

The Company holds, jointly with Sultan Minerals Inc. (“Sultan”) and ValGold Resources Ltd. (“ValGold”), a 75% interest in two staked claims.  The property has been written down to $Nil as there are no plans to continue with exploration.

1.26	Blueberry Property, Manitoba

In November 2012 the Company elected not to make the required $CDN20,000.00 option payment and issue 80,000 common shares to the optionor W.S. Ferreira Ltd. Title to the Blueberry Property has since been transferred to the optionor. In addition title to the Blue 1 to Blue 4 claims which were staked following the optioning of Blueberry have also been assigned to the optionor as these claims were appended to the original option agreement.

1.3	RESULTS OF OPERATIONS

Nine months ended December 31, 2012 compared to nine months ended December 31, 2011

Statements of Operations and Comprehensive Loss

In the nine month period ended December 31, 2012, Cream incurred a loss of $1,403,620, and a loss per common share of $0.01, compared to a loss of $4,347,363, and a loss of $0.03 per common share in the nine month period ended December 31, 2011.

Total expenses other than exploration costs and write-down of exploration and evaluation assets totaled $817,796 (2011 - $1,301,987).  Significant differences between the levels of expenditures in the periods include the following:

Cream Minerals Ltd.
Management's Discussion & Analysis
Three and Nine Months Ended December 31, 2012

Professional fees, which include legal, accounting and audit fees, decreased from $149,612 to $140,773 due to no audit and accounting IFRS transition related fees in fiscal 2013.  The decrease of these costs in the nine months ended December 31, 2012 were partially offset by higher legal fees relating to the Company’s filing of its NI 43-101 technical report.

Salaries and benefits decreased from $340,789 to $311,436 due to a decrease of services provided by Quorum Management and Administrative Services Ltd. (“Quorum”) and no fees paid for services of a Corporate Secretary for the nine months ended December 31, 2012.  These decreases were partially offset due to hiring a Controller to take over the services that were provided by Quorum.

Shareholder communications decreased from $378,784 to $162,338, which includes the services of an investor relations employee and consultants, website design and maintenance, printing, conference fees, annual general meeting materials, and related shareholder awareness costs.  The decrease is due to the decrease in salary and services related to investor relations, shareholder communication expenses, filing services and news releases disseminated, and not having to fund an additional annual general meeting that was held in the year ended March 31, 2012.

Share-based payments decreased from $434,913 to $3,811.  During the nine months ended December 31, 2012 there were no stock options granted.  The expense is due to the vesting of options granted in the year ended March 31, 2012.  In the nine months period ended December 31, 2011, there were 2,300,000 options granted.

The above decrease in expenditures were partially offset by the increased general and administrative costs from $(68,227) to $135,483.  Management, administrative, and other services were provided, up until August 31, 2012, by Quorum, a private company held jointly, with a one-third interest each, by the Company and two other public companies, ValGold and Emgold Mining Corporation (“Emgold”).  Quorum provided services on a full cost recovery basis to the various entities sharing office space with the Company.  During the year ended March 31, 2012, the Company renegotiated fees relating to prior periods with Quorum and received a credit in the amount of $218,000.  Of this credit, $170,000 was allocated to the deposits to related parties account, and the remaining credit was used to offset the year ended March 31, 2012 invoices.

Exploration costs of $491,385 (2011 – $2,624,572) contributed to the loss in each period.  The majority of the exploration expenditures were related to the Nuevo Milenio, Mexico project.

Statement of Cash Flows

Cash used in operations was $475,698 (2011 – $3,948,327), the result of a decrease in activity; provided by investing activities was $99,877 (2011 – provided by $3,658,407), as the Company sold fewer short-term investments; and provided by financing activities was $404,650 (2011 –$55,453), due to the Company issuing common shares from the exercise of warrants.

Three Months Ended December 31, 2012 compared to Three Months Ended December 31, 2011

For the three months ended December 31, 2012, Cream incurred a loss of $538,312 and a loss per common share of $0.00, compared to a loss of $597,791 and a loss of $0.01 per common share for the three months ended December 31, 2011.

Cream Minerals Ltd.
Management's Discussion & Analysis
Three and Nine Months Ended December 31, 2012

Exploration costs of $137,525 (2011 - $201,241), contributed to the loss in each period.  The majority of the exploration expenditures in both quarters related to the Nuevo Milenio, Mexico project.

Total expenses other than exploration costs and the write-down of exploration and evaluation assets totaled $304,072 (2011 - $398,896).  Significant differences between the levels of expenditures in the three months ended December 31, 2011 and 2012 respectively, include the following:

Professional fees increased from $28,866 to $59,027 due to an increase in legal fees related to the filing of the Company’s NI 43-101 technical report.  These fees were partially offset by the decrease in accounting and audit fees as discussed above.

Shareholder communications decreased from $136,441 to $65,890 due to the decrease in salary and services related to investor relations, and the decrease in advertising costs, filing costs and news releases disseminated.

Share-based payments decreased from $34,660 to $Nil, previously related to investor relations options that vested during the three months ended December 31, 2011.  There was no comparable vesting in the three months ended December 31, 2012.  No options were granted in either period.

Salaries and benefits increased from $106,547 to $113,956 primarily as a result of severances paid and accrued for related to Quorum employees.

1.4	SUMMARY OF QUARTERLY RESULTS

The Company’s selected quarterly results for the eight most recently completed interim financial periods are below.  The tables below provide the total exploration costs incurred in the eight quarters in the past two years on a project-by-project basis and administration costs and other income or expenses for the eight quarters in the previous two years:

	Kaslo Silver Property, British Columbia	Goldsmith and other Properties, Canada	Blueberry, Wine and other Properties, Manitoba	Nuevo Milenio Property, Mexico	Totals
Fiscal 2011
Fourth Quarter	--	578	--	1,315,645	1,316,223
Fiscal 2012
First Quarter	--	--	--	1,278,029	1,278,029
Second Quarter	--	--	--	1,145,302	1,145,302
Third Quarter	29,827	--	--	171,414	201,241
Fourth Quarter	9,200	--	2,300	127,047	138,547
Fiscal 2013
First Quarter	2,261	--	2,535	140,510	145,306
Second Quarter	5,860	--	1,400	201,294	208,554
Third Quarter	7,902	--	--	129,623	137,525

Cream Minerals Ltd.
Management's Discussion & Analysis
Three and Nine Months Ended December 31, 2012

Quarterly information for the eight quarters to December 31, 2012, is summarized as follows:

Statement of Operations Data	Three months ended March 31, 2012	Three months ended June 30, 2012	Three months ended September 30, 2012	Three months ended December 31, 2012
Investment and other income	$(20,910)	$(1,194)	$(1,082)	(365)
General and administrative expenses and other expenses	372,974	263,611	246,302	304,072
Share-based payments	45,316	3,811	--	--
Write-down of exploration and evaluation assets	--	--	--	97,080
Exploration costs	138,547	145,306	208,554	137,525
Net loss and comprehensive loss	535,927	411,534	453,774	538,312
Net loss per common share	0.00	0.00	0.01	0.00

Statement of Operations Data	Three months ended March 31, 2011	Three months ended June 30, 2011	Three months ended September 30, 2011	Three months ended December 31, 2011
Investment and other income	$(13,653)	$(11,715)	$(5,947)	$(2,346)
General and administrative expenses and other expenses	370,325	128,839	373,999	364,236
Share-based payments	1,339,990	335,475	64,778	34,660
Write-down of exploration and evaluation assets	12,806	261,974	178,838	--
Exploration costs	1,316,223	1,278,029	1,145,302	201,241
Net loss and comprehensive loss	3,027,243	1,992,602	1,756,970	597,791
Net loss per common share	0.04	0.01	0.01	0.01

1.5	LIQUIDITY AND CAPITAL RESOURCES

The Company’s sole source of funding has been the issuance of equity securities for cash, primarily through private placements to accredited investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At December 31, 2012, Cream had a working capital surplus of $108,681 (a measurement tool generally defined as current assets less current liabilities) compared to a working capital surplus of $308,778 at March 31, 2012, and a deficit of $40,168,633 at December 31, 2012, and at March 31, 2012 of $38,765,013.

Current assets decreased by $108,802 from $555,609 at March 31, 2012 to $446,807 at December 31, 2012.  At March 31, 2012 the Company had $497,865 of foreign value-added taxes recoverable that were classified as long term assets of which $463,432 was recovered during the nine months ended December 31, 2012.  This, in addition to $404,650 received from the exercise of warrants during the period, was used to fund the Company’s operations.

Total liabilities increased to $338,126 at December 31, 2012, compared to $246,831 at March 31, 2012, primarily from an increase in related party payables to directors and officers.  Directors fees have been deferred since Q2 2013 and outstanding Quorum invoices have not yet been paid.    As at December 31,

Cream Minerals Ltd.
Management's Discussion & Analysis
Three and Nine Months Ended December 31, 2012

2012, the Company’s working capital was sufficient to pay all liabilities, had no debt, and its credit and interest rate risks were minimal.

The Company has sufficient cash on hand to continue day to day operations until the end of April 2013.  The Company also expects to have a working capital deficiency then but plans to generate sufficient amounts of cash and cash equivalents in the short and long term, to maintain the Company’s capacity and meet obligations as they become due, by reviewing all options including the sale of one or more properties, a joint venture of one or more properties, or an equity financing.  The Company will select whichever funding options are available and are in the best interest of the shareholders.

In December, 2012, the Company having received all necessary regulatory approvals and the consent of all of the holders of the common share purchase warrants previously issued in connection with a private placement conducted by the Company in December, 2010 (the “Warrants”), amended the exercise price of 24,114,000 warrants from $0.24 to $0.10 and extended the exercise period from December 21, 2012 to December 20, 2013.  The expiry date of an additional 13,036,000 warrants held by insiders were extended from December 21, 2012 to December 20, 2013.  The warrants have been revalued using the Black-Scholes model with the following assumptions:  stock price - $0.06, exercise price - $0.10, a life of 1 year, a risk-free interest rate of 1.64% and a volatility of 1.02.

Cream has relied upon equity financings to meet its capital requirements and will continue to do so for the foreseeable future.  The Company has incurred operating losses since inception, has no source of operating cash flow, minimal interest income from term investments, and there can be no assurances that sufficient funding will be available to explore its mineral properties and to cover general and administrative costs.  To meet its long-term business plans, the ability of the Company to arrange additional financing in the future depends in part, on the prevailing capital market conditions and mineral property exploration and development success.  The financial statements do not reflect the adjustments to the carrying values of assets and liabilities that would be necessary if the Company were unable to achieve profitable mining operations or obtain adequate financing to continue development and exploration.  Cream has suspended exploration activities at Nuevo Milenio until the Board of Directors has completed a review of the Company’s strategic alternatives.  In addition, the Company has no plans to initiate exploration work on any of the Canadian properties.

1.6	OFF STATEMENT OF FINANCIAL POSITION ARRANGEMENTS

There are no off statement of financial position arrangements.

Cream Minerals Ltd.
Management's Discussion & Analysis
Three and Nine Months Ended December 31, 2012

1.7	TRANSACTIONS WITH RELATED PARTIES

Remuneration of directors and key management personnel of the Company was as follows for the nine months ended December 31, 2012 and 2011:

	Nine months ended Decenber 31,
	2012	2011
Cream Minerals Limited
Salaries and benefits	$193,406	$215,175
Directors fees (1)	63,000	39,500
Share-based payments	--	254,949
Cream Minerals de Mexico, S.A. de C.V.
Salaries and benefits (2)	90,000	90,000

(1)	Directors are entitled to director fees and stock options for their services.
(2)	Salaries and benefits related to the Nuevo Milenio project have been recorded as exploration costs.

Other related party transactions for the nine months ended December 31, 2012 and 2011 and related party balances as at December 31, 2012 and March 31, 2012 were as follows:

	Nine months ended December 31,
	2012	2011
Quorum Inc. (a)	$279,343	$427,226
Consulting (b)	--	22,500

Balances at:	December 31, 2012	March 31, 2012

Quorum Deposits (a)	$--	$189,963
Payables:
Quorum (a)	99,614	59,008
Directors (c)	108,050	29,882

(a)
Management, administrative, and other services were provided by Quorum, a private company held jointly, with a one-third interest each, by the Company and two other public companies, ValGold Resources Ltd. and Emgold Mining Corporation.  Quorum provided services on a full cost recovery basis to the various entities sharing office space with the Company until August 31, 2012.  In September, the Company hired a Controller to take over the services that were provided by Quorum.   The three public companies have deferred dissolving Quorum and will maintain the company as inactive.

Included in Quorum’s payable is a contingent liability of $36,000 which relates to a severance accrual for the CFO of Quorum, who has not yet been laid off.

(b)
Included in consulting are legal fees to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  These fees were paid through Quorum, and are also included in the balance for services provided by Quorum.

Cream Minerals Ltd.
Management's Discussion & Analysis
Three and Nine Months Ended December 31, 2012

(c)
The directors balance includes fees and expenses owing to directors, as well as any salaries accrued to Fred Holcapek, a director and an officer of the subsidiary in Mexico, Cream Minerals de Mexico, S.A. de C.V., for administrative and geological services rendered.

1.8	CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of financial statements requires management to make judgments and estimates that affect the amounts reported in the financial statements and notes.  By their nature, these judgments and estimates are subject to change and the effect on the financial statements of changes in such judgments and estimates in future periods could be material.  These judgments and estimates are based on historical experience, current and future economic conditions, and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  Actual results could differ from these judgments and estimates. The more significant areas are as follows:

a)	Foreign Value-added Taxes Recoverable

The Company’s estimate of foreign value-added taxes recoverable represents management’s best estimate of the amounts expected to be recovered from the Mexican government.

b)	Intangible Exploration and Evaluation Assets

Management is required to assess impairment in respect of intangible exploration and evaluation assets.  Note 4 discloses the carrying value of such assets. The triggering events for exploration and evaluation assets are defined in IFRS 6 Exploration for and Evaluation of Mineral Properties and are as follows:

—	the period for which the entity has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

—	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

—
exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area;

—
sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves.  The nature of exploration and evaluation activity is such that only a proportion of projects are ultimately successful and some assets are likely to become impaired in future periods.

Cream Minerals Ltd.
Management's Discussion & Analysis
Three and Nine Months Ended December 31, 2012

c)	Foreign Currency

The Company applied judgment in determining the functional currency of the Company and its subsidiary. Functional currency was determined based on the currency in which funds are provided to its subsidiary and the degree of dependence on the Company for financial support.

d)	Accrued Liabilities

The Company has applied judgment in recognizing accrued liabilities, including judgment as to whether the Company has a present obligation (legal or constructive) as a result of a past event; whether it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and whether a reliable estimate can be made of the amount of the obligation.

1.9	CHANGES IN ACCOUNTING POLICIES

There were no new accounting policies during the nine month period ended December 31, 2012.

New standards not yet adopted

Certain new standards, interpretations and amendments to existing  standards  have been issued by the IASB or IFRIC that are mandatory for accounting periods beginning on or after January 1, 2013 or later.  Updates that are not applicable or immaterial to the Company have been excluded.

1.10	INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management has established processes to provide them sufficient knowledge to support representations that they have exercised reasonable diligence that (i) the consolidated financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of and for the periods presented by the consolidated financial statements, and (ii) the consolidated financial statements fairly present in all material respects the financial condition, results of operations and cash flow of the Company, as of the date of and for the periods presented.

There was no change in the Company’s internal controls over financial reporting (“ICFR”) that occurred during the nine months ended December 31, 2012 and which materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

1.11	FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Financial risk

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk and market risk.  Risk management is carried out by the Company’s management team with guidance from the Audit Committee under policies approved by the Board of Directors.  The Board of Directors also provides regular guidance for overall risk management.

Cream Minerals Ltd.
Management's Discussion & Analysis
Three and Nine Months Ended December 31, 2012

a)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company’s maximum exposure to credit risk at the balance sheet dates under its financial instruments are summarized as follows:

	December 31, 2012	March 31, 2012
Amounts receivable
Due within 90 days	$15,017	$35,597
Deposits, related party	--	189,963
	$15,017	$225,560
Cash	321,330	292,501
Short-term investments	75,552	175,429
	$411,899	$693,490

Substantially all of the Company’s cash is held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant.  The financial assets that potentially subject the Company to credit risk are receivables.  The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held.  In the nine months ended December 31, 2012, no material provision has been recorded in respect of impaired receivables.  The Company’s maximum exposure to credit risk as at December 31, 2012, is the carrying value of its financial assets.

b)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests.  During the nine months ended December 31, 2012, the Company issued 2,697,666 common shares for gross proceeds of $404,650, from the exercise of warrants.  Further information regarding liquidity risk is set out in Note 1.  The Company’s financial assets are comprised of its cash, short-term investments, and amounts receivable and the Company’s financial liabilities are comprised of its accounts payable, accrued liabilities and accounts payable, related parties, the contractual maturities of which at December 31, 2012 and March 31, 2012 and are summarized as follows:

	December 31, 2012	March 31, 2012
Cash	$321,330	$292,501
Short-term investments	75,552	175,429
Amounts receivable
Within 90 days or less	15,017	35,597
Deposits from related party In later than 90 days, not less than one year	--	189,963
Accounts payable and accrued liabilities with contractual maturities – Within 90 days or less	130,462	157,941
Due to related parties with contractual maturities
Within 90 days or less	207,664	88,890

Cream Minerals Ltd.
Management's Discussion & Analysis
Three and Nine Months Ended December 31, 2012

Interest rate risk

The Company has no significant exposure at December 31, 2012 to interest rate risk through its financial instruments.

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates.  The Company operates in Canada and Mexico and a portion of its expenses are incurred in U.S. dollars and in Mexican pesos.  A significant change in the currency exchange rates between the Canadian dollar and these currencies could have an effect on the Company’s results of operations, financial position or cash flows.

The Company has not hedged its exposure to currency fluctuations.  At December 31, 2012, the Company is exposed to currency risk through the following assets and liabilities denominated in Mexican pesos and U.S. dollars, but presented in Canadian dollar equivalents.

	December 31, 2012	March 31, 2012
U.S. Dollars
Cash	$2,720	$146,487
Accounts payable and accrued liabilities	(28,915)	(14,137)
Mexican Pesos
Cash	313,080	8,316
Value-added taxes recoverable	9,384	497,865
Accounts payable and accrued liabilities	(2,928)	(10,881)

Based on the above net exposures at December 31, 2012, and assuming that all other variables remain constant, a 10% appreciation or depreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $2,619 (2011 - $17,173) in the Company’s loss from operations, and a 10% appreciation or depreciation of the Canadian dollar against the Mexican Pesos would result in an increase/decrease of $31,954 (2011 – $47,221) in the Company’s loss from operations.

Financial assets and financial liabilities that bear interest at fixed rates are subject to fair value interest rate risk.  The Company had no cash equivalents at December 31, 2012.  In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest in order to maintain liquidity while achieving a satisfactory return.  Fluctuations in interest rates impact the amount of return the Company may realize but interest rate risk is not significant to the Company.  As at December 31, 2012 with other variables unchanged, a 1% change in the variable interest rates would have had an insignificant impact on the loss of the Company.

Management of capital

The Company defines capital that it manages as shareholders’ equity. When managing capital, the Company’s objective is to ensure the Company continues as a going concern as well as to achieve optimal returns to shareholders and benefits for other stakeholders.  The Board of Directors does not establish a quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management team to sustain the future development of the business.

The Company’s capital management approach is revised on an ongoing basis and reflects adjustments in light of economic conditions affecting metal markets and the mining industry in particular.  Given the

Cream Minerals Ltd.
Management's Discussion & Analysis
Three and Nine Months Ended December 31, 2012

nature of its activities, the Company is dependent on external financing to fund its operations. To maintain or adjust the capital structure, the Company may issue new shares, options and warrants, and issue debt.  There were no changes in Cream’s approach to capital management during the nine months ended December 31, 2012.  Neither Cream nor its subsidiary are subject to externally imposed capital requirements.

1.12	RISKS AND UNCERTAINTIES

An investment in the securities of the Company is highly speculative and involves numerous and significant risks.  Only investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment should undertake such investment. Prospective investors should carefully consider the risk factors that have affected, and which in the future are reasonably expected to affect, the Company and its financial position.

The Company’s financial condition, results of operations and businesses are subject to certain risks, certain of which are described below (and elsewhere in this MD&A):

Property risk

The Company’s significant mineral property is Nuevo Milenio.  Unless the Company acquires or develops additional significant projects, it will be solely dependent upon the potential further development of this project.  None of the Company's projects have reserves or demonstrated economic viability and there is no assurance that an economic or minable deposit will be found.  If the Company acquires additional mineral properties, any material adverse development affecting the new mineral properties could also have a material adverse effect on the financial condition and results of operations.

Additional Funding Requirements

The Company is reliant upon additional equity financing in order to continue its business and operations, because it is in the business of mineral exploration and at present does not derive any income from its mineral assets.  There is no guarantee that future sources of funding will be available to the Company.  If the Company is not able to raise additional equity funding in the future, it will be unable to carry out its business.

Cream Minerals Ltd.
Management's Discussion & Analysis
Three and Nine Months Ended December 31, 2012

Mineral Exploration

Mineral exploration involves a high degree of risk. Few properties that are explored are ultimately brought to production.  Unusual or unexpected geological formations, formation pressures, structural weaknesses, fires, power outages, labour disruptions, flooding, explosions, tailings impoundment failures, cave-ins, landslides and the inability to obtain adequate machinery, equipment or labour are some of the risks involved in mineral exploration  and  exploitation  activities.  The Company has relied on and will continue to rely on consultants and others for mineral exploration and exploitation expertise.  Substantial expenditures are required to establish mineral reserves and resources through drilling.  There can be no assurance that the funds required will be obtained on a timely basis or at all.  The economics of exploiting mineral reserves and resources discovered by the Company are affected by many factors, many outside the control of the Company, including the cost of operations, variations in the grade recovered, price fluctuations in the metal markets, costs of processing equipment, and other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. There can be no assurance that the Company’s mineral exploration and exploitation activities will be successful.

Commodity Price Volatility

The price of various commodities that the Company is exploring for can fluctuate drastically, and is beyond the Company’s control.  The Company is specifically concerned with the prices of precious and base metals.  While the Company would benefit from an increase in the value of precious and base metals, a decrease in the value of precious and base metals and other minerals could also adversely affect it.

Title to Mineral Properties

Acquisition of title to mineral properties is a very detailed and time-consuming process.  Title to, and the area of, mineral properties may be disputed or impugned.  Although the Company has investigated its title to the mineral properties for which it holds an option or concessions or mineral leases or licences, there can be no assurance that the Company has valid title to such mineral properties or that its title thereto will not be challenged or impugned.  For example, mineral properties sometimes contain claims or transfer histories that examiners cannot verify; and transfers under foreign law often are complex.  The Company does not carry title insurance with respect to its mineral properties.  A successful claim that the Company does not have title to a mineral property could cause the Company to lose its rights to explore, develop and mine that property, perhaps without compensation for its prior expenditures relating to the property.

Country Risk

The Company could be at risk regarding any political developments in the country in which it operates. The Company is only active in Mexico.

Cream Minerals Ltd.
Management's Discussion & Analysis
Three and Nine Months Ended December 31, 2012

Uninsurable Risks

Mineral exploration activities involve numerous risks, including unexpected or unusual geological operating conditions, formation weaknesses, hydrogeological conditions, rock bursts, cave-ins, fires, floods, earthquakes and other environmental occurrences and political and social instability.  It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or other reasons.  Should such liabilities arise, they could negatively affect the Company’s profitability and financial position and the value of its common shares.

Environmental Regulation and Liability

The Company’s activities are subject to laws and regulations controlling not only mineral exploration and exploitation activities but also the possible effects of such activities upon the environment.  Environmental legislation may change and make mining uneconomic or result in significant environmental or reclamation costs.  Environmental legislation provides for restrictions and prohibitions and a breach of environmental legislation may result in the imposition of fines and penalties or the suspension or closure of operations. In addition, certain types of operations require the submission of environmental impact statements and approval thereof by government authorities.  Environmental legislation is evolving in a manner that may mean stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their directors, officers and employees.  Permits from a variety of regulatory authorities are required for many aspects of mineral exploitation activities, including closure and reclamation.  Future environmental legislation could cause additional expense, capital expenditures, restrictions, liabilities and delays in the development of the Company’s properties, the extent of which cannot be predicted.  In the context of environmental permits, including the approval of closure and reclamation plans, the Company must comply with standards and laws and regulations that may entail costs and delays, depending on the nature of the activity to be permitted and how stringently the regulations are implemented by the permitting authority.  The Company does not maintain environmental liability insurance.

Regulations and Permits

The Company’s activities are subject to a wide variety of laws and regulations governing health and worker safety, employment standards, waste disposal, protection of the environment, protection of historic and archaeological sites, mine development and protection of endangered and protected species and other matters. The Company is required to have a wide variety of permits from governmental and regulatory authorities to carry out its activities.  Changes in these laws and regulations or changes in their enforcement or interpretation could result in changes in legal requirements or in the terms of the Company’s permits that could have a significant adverse impact on the Company’s existing or future operations or projects.  Obtaining permits can be a complex, time-consuming process.  There can be no assurance that the Company will be able to obtain the necessary permits on acceptable terms, in a timely manner or at all.  The costs and delays associated with obtaining permits and complying with these permits and applicable laws and regulations could stop or materially delay or restrict the Company from continuing or proceeding with existing or future operations or projects.  Any failure to comply with permits and applicable laws and regulations, even if inadvertent, could result in the interruption or closure of operations or material fines, penalties or other liabilities.

Cream Minerals Ltd.
Management's Discussion & Analysis
Three and Nine Months Ended December 31, 2012

Potential Dilution

The issue of common shares of the Company upon the exercise of the options and warrants will dilute the ownership interest of the Company’s current shareholders.  The Company may also issue additional options and warrants or additional common shares from time to time in the future. If it does so, the ownership interest of the Company’s then current shareholders could also be diluted.

1.13	ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The required disclosure on capitalized or expensed exploration and development costs are presented in the schedule exploration costs attached to the condensed consolidated interim financial statements (Note 13) for the nine months ended December 31, 2012.  The required disclosure on general and administrative expenses is presented in the schedule expenses by nature in Note 7 of the condensed consolidated interim financial statements.

There were no research and development costs, deferred development costs or other material costs, whether capitalized, deferred or expensed, that were not referred to above.

1.14	OUTSTANDING SHARE DATA

The following details the share capital structure as of February 26, 2013, the date of this MD&A:

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

155,340,582 common shares are issued and outstanding Stock Options Outstanding

Number of Options	Exercise Price ($)	Expiry Dates

1,560,000	0.12	February 12, 2013
5,375,000	0.38	March 4, 2016
600,000	0.22	June 1, 2016
500,000	0.23	June 3, 2016
1,200,000	0.16	June 23, 2016
9,235,000

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Dates

24,114,000	$0.10	December 20, 2013
13,036,000	$0.24	December 20, 2013
37,150,000

Cream Minerals Ltd.
Management's Discussion & Analysis
Three and Nine Months Ended December 31, 2012

Approval

The Board of Directors of Cream has approved the disclosure contained in the interim MD&A.  A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.